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SEC FILE NUMBER
8-06678

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Transact Capital Securities, LLC

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.) Washington, DC

4991 Lakebrook Drive, Suite 150
(No. and Street)

Glen Allen (City) Virginia (State) 23060 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Olga Rip (Name) (804)564-1588 (Area Code – Telephone Number) olga.rip@oysterllc.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Meadows Urquhart Acree & Cook, LLP
(Name – if individual, state last, first, and middle name)

1802 Bayberry Court, Suite 102 (Address) Richmond (City) Virginia (State) 23226 (Zip Code)

09/29/2009 (Date of Registration with PCAOB)(if applicable) 3688 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Olga Rip, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Transact Capital Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SUSAN CLARK NOTARY PUBLIC REG. #7839604 MY COMMISSION EXPIRES 01/31/2027 COMMONWEALTH OF VIRGINIA

SEC Mail Processing FEB 2024 Washington, DC

Signature: O. Rip

Title: FinOp

Notary Public Sun Clark

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRANSACT CAPITAL SECURITIES, LLC

Table of Contents

Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

- Kelli P. Meadows
- Douglas A. Urquhart
- David C. Acree
- Shannon W. Cook

Report of Independent Registered Public Accounting Firm

To the Managing Members
of Transact Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Transact Capital Securities, LLC as of December 31, 2023, the related statement of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Transact Capital Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Transact Capital Securities, LLC's management. Our responsibility is to express an opinion on Transact Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Transact Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Computation for Determination of the Reserve Requirements and Information Related to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of Transact Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Transact Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Meadows Urquhart Acree + Cook, LLP

We have served as Transact Capital Securities, LLC's auditor since 2022.

Henrico, Virginia
February 27, 2024

1802 Bayberry Court * Suite 102 * Henrico, Virginia 23226 * 804.249.5786 (o) * 804.249.5781 (f)

TRANSACT CAPITAL SECURITIES, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	140,557
Accounts receivable		22,037
Prepaid expenses		28,972
Due from related party		10,474
Non-current assets:		
Operating lease right of use asset		484,933
Capitalized software, net of accumulated amortization ($8,443)		23,141
Total non-current assets		508,074
Total assets	$	710,114

Liabilities and Member's Equity

Current liabilities:		
Accounts payable	$	17,310
Accrued expenses		7,313
Deferred revenues		25,000
Operating lease liability - current		90,569
Total current liabilities		140,192
Operating lease liability - noncurrent		404,578
Total liabilities		544,770
Member's equity		165,344
Total liabilities and member's equity	$	710,114

The accompanying notes are an integral part of these financial statements.

TRANSACT CAPITAL SECURITIES, LLC
Statement of Operations
Year Ended December 31, 2023

Revenues		
Fees	$	2,341,520
Expenses		
Commissions		1,031,661
Salaries and wages		879,502
Benefits and taxes		132,558
Marketing		98,060
Occupancy		91,883
Travel and entertainment		19,016
Information technology		71,230
Data services and research		40,725
Compliance		25,893
Professional fees		82,895
Office supplies		48,698
Other general and administrative		49,750
Total expenses		2,571,871
Net loss	$	(230,351)

The accompanying notes are an integral part of these financial statements.

TRANSACT CAPITAL SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2023

Balance as of January 1, 2023	$	333,695
Contributions		62,000
Net loss		(230,351)
Balance as of December 31, 2023	$	165,344

The accompanying notes are an integral part of these financial statements.

TRANSACT CAPITAL SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2023

Cash flows from operating activities:	
Net loss	$ (230,351)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of capitalized software	8,443
Change in:	
Accounts receivable	(22,037)
Prepaid expenses	(28,972)
Due from related party	(10,474)
Operating lease right of use asset	92,442
Accounts payable	5,989
Accrued expenses	(19,253)
Deferred revenues	25,000
Due to related party	(27,853)
Operating lease liability	(96,226)
Net cash used in operating activities	(303,292)
Cash flows from investing activities:	
Purchase of capitalized software	(31,584)
Net cash used in investing activities	(31,584)
Cash flows from financing activities:	
Contributions	62,000
Net cash provided by financing activities	62,000
Net decrease in cash	(272,876)
Cash, beginning of year	413,433
Cash, end of year	$ 140,557
Non cash transactions:	
Right of use asset obtained in exchange for operating lease	$ 272,753
Supplemental disclosure of cash flow information:	
Cash paid for amounts included in the measurement of operating lease liability	$ 90,148

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business

Organization – Transact Capital Securities, LLC (the "Company"), a wholly owned subsidiary of Transact Capital Partners LLC (the "Parent"), was incorporated in the state of Virginia on August 3, 2003. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company engages primarily in merger and acquisitions advisory services, and debt and equity placements.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation – The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions as to reported amounts and disclosures in the financial statements. Management believes that the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from the estimates included in the financial statements.

Adoption of FASB ASU 2016-13 and Related Standards – The Company adopted FASB ASU 2016-13, Financial Instruments -Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which modifies the measurement of expected credit losses on certain financial instruments. The Company adopted this new guidance utilizing the modified retrospective transition method. The adoption of this Standard did not have a material impact on the Company's financial statements but did change how the allowance for credit losses is determined.

Accounts Receivable – The Company's receivable from clients is due from clients for revenue recognized but not yet paid. An allowance for credit losses is an estimate based upon historical account write-off trends, facts about the current financial condition of the debtor, forecasts of future operating results based upon current trends and macroeconomic factors. Account balances are charged off against the allowance when recovery efforts cease.

As of December 31, 2023, there was a $22,037 receivable from clients due to the Company. There is no allowance for credit loss as of December 31, 2023.

Risks and Uncertainties – The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation ("FDIC") provides insurance coverage for up to $250,000 for substantially all depository accounts. The Company from time to time may have amounts on deposit in excess of the insured limits. As of December 31, 2023, the Company did not have amounts in excess of the insured limits.

A substantial portion of the Company's revenues may be received from a small number of transactions or concentrated within an industry. During 2023, four clients comprised 92% of total revenues.

Capitalized Software – Costs of internal-use software are accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification ("ASC") 350-40, *Internal Use Software*. The guidance requires that development costs are expensed as they are incurred during the preliminary project stage. Once the capitalization criteria of ASC 350-40 and ASC 350-50 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use software,

are capitalized. The Company capitalized approximately $32,000 during the year ended December 31, 2023. Capitalized costs are amortized using the straight-line method over the software's estimated useful life.

Revenue Recognition - Revenue from contracts with customers is recognized in accordance with Accounting Standards Update (ASU) 2014-9, *Revenue from Contracts with Customers* and all subsequent amendments to the ASU. Success fees are recognized at a point in time as revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified. Consulting fees relate to services included in agreements with customers. The Company provides consulting services/corporate finance activity including mergers and acquisitions, capital raising activity, and strategic advice. The agreements with customers contain nonrefundable retainer fees and success fees, which may be fixed or represent a percentage of value that the customer receives if and when a transaction is completed. The retainer fees, or any other milestone fees, may reduce any success fee subsequently invoiced and received upon the completion of a transaction.

The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that may result in the Company accounting for all the services promised in a contract as a single performance obligation, and the retainer fee is classified as deferred revenue on the statement of financial condition. As of December 31, 2023, the company had deferred retainers of $25,000 presented on the statement of financial condition.

Leases – ASC Topic 842, Leases ("ASC 842"), requires lessees to recognize most leases on their balance sheets as a right-of-use ("ROU") asset representing the right to use an underlying asset and a lease liability representing the obligation to make lease payments over the lease term, measured on a discounted basis. ASC 842 also requires additional disclosure of key quantitative and qualitative information for leasing arrangements.

The Company made an accounting policy election available under ASC 842 not to recognize ROU assets and lease liabilities for leases with a term of 12 months or less. For all other leases, ROU assets and lease liabilities are measured based on the present value of future lease payments over the lease term at the commencement date of the lease. The ROU assets also include any initial direct costs incurred and are reduced by any lease incentives.

Income Taxes – The Company has elected to be treated as a limited liability company for federal, state, and local income tax purposes. Accordingly, all items of income, expense, gain, and loss of the Company are generally reportable on the tax return of its Parent. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company did not have any uncertain income tax positions at December 31, 2023. The Company is not currently under audit by any tax jurisdiction.

Note 3 - Related-Party Transactions

The Company is wholly owned by and shares premises and facility expenses with the Parent. Substantially all expenses of the Parent and the Company are reflected in the Company's financial statements. The Parent did earn approximately 7% of total revenue earned between the two entities and a proportional amount of expenses were allocated to the Parent to support these revenues. The Company believes this represents a

fair distribution of operating expenses to each entity and no other expense allocation is required. As of December 31, 2023, there was a due from related party of $10,474 for the expense sharing reimbursement to be repaid in the first quarter of 2024.

Note 4 - Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

At December 31, 2023, the Company had net capital of $80,720 as defined under Rule 15c3-1, which exceeded the requirement net capital by $75,720. The Company's ratio of aggregate indebtedness to net capital at December 31, 2023 was 0.43to 1.

Note 5—Leases

The Company leases building space under an operating lease. In May 2023, the Company amended the lease. to include expanded space and an extended term. The amended lease expires in September 2028 and utilizes an interest rate of 3.89%. Rentals generally include insurance, taxes and maintenance costs.

Rent expense related to this property was $86,363 for the year ended December 31, 2023.

ASC 842 requires the Company to make certain assumptions and judgements in applying the guidance, including determining whether an arrangement includes a lease, determining the term of a lease when the contract has renewal or cancelation provisions, and determining the discount rate.

The Company determines whether an arrangement is or includes a lease at contract inception by evaluating whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If the Company has the right to obtain substantially all of the economic benefits from, and can direct the use of, the identified asset for a period of time, the Company accounts for the identified asset as a lease. The Company has elected the practical expedient to not separate lease and non-lease components for all leases other than real estate leases. The primary non-lease component that is combined with a lease component is operating expenses such as utilities, maintenance or management fees.

As the rate implicit in the lease is not usually available, the Company used an incremental borrowing rate ("IBR") based on the information available at the adoption date of the new leases standard in determining the present value of lease payments for existing leases. The Company elected to use a portfolio approach to IBR, applying the U.S. Treasury ten-year long-term rate to the leases. The Company will use information available at the lease commencement date to determine the discount rate for any new leases.

As of December 31, 2023, the Company does not have any leases that have not yet commenced but that create significant rights and obligations.

Future maturities of lease liabilities as of December 31, 2023 are as follows:

Year		
2024	$	108,237
2025		111,091
2026		114,020
2027		119,265
2028		91,771
Total lease payments		544,384
Less amount representing interest		49,237
Total lease obligations		495,147
Current portion		90,569
Long-term portion	$	404,578

Note 6—Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company does not hold customer's cash or securities and therefore, has no obligations under SEC Rule 15c3-3 under the Securities and Exchange Act of 1934.

Note 7 - Subsequent events

Management has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2023 financial statements through February 27, 2024, the date the Company's financial statements were available to be issued. No known material subsequent events have occurred.

TRANSACT CAPITAL SECURITIES, LLC
Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2023

Member's equity		
Member's equity qualified for net capital	$	165,344
Nonallowable assets and miscellaneous capital charges		
Other assets		(84,624)
Net capital	$	80,720
Amounts included in total liabilities which represent aggregate indebtedness		
Accounts payable and accrued expenses	$	24,623
Operating lease liability, aggregate indebtedness portion		10,214
	$	34,837
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirements	$	75,720
Ratio of aggregate indebtedness to net capital		43.16%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's most recently filed Form X-17A-5, Part II-A filing as of December 31, 2023.

See Report of Independent Registered Public Accounting Firm

TRANSACT CAPITAL SECURITIES, LLC

Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Act of 1934

December 31, 2023

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240,15c3-3, but is in reliance of Footnote 74 of the SEC Release No. 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company is exempt from SEC Rule 15c3.3 as a noncovered firm because its business activities are limited to (1) private placement of securities, and (2) merger and acquisition advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

- Kelli P. Meadows
- Douglas A. Urquhart
- David C. Acree
- Shannon W. Cook

Report of Independent Registered Public Accounting Firm

To the Managing Members
of Transact Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Transact Capital Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits it's business activities exclusively to (1) private placement of securities; and (2) merger and acquisition advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Meadows Urquhart Acree + Cook, LLP

Henrico, Virginia
February 27, 2024

1802 Bayberry Court * Suite 102 * Henrico, Virginia 23226 * 804.249.5786 (o) * 804.249.5781 (f)

Transact Capital Securities, LLC's Exemption Report

For the Year Ended December 31, 2023

Transact Capital Securities (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company brokers limits its business activities exclusively to (1) private placement of securities; and (2) merger and acquisition advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Transact Capital Securities, LLC

I, Olga Rip, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: O.Rip

Title: FinOp

February 27th, 2024

Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

- Kelli P. Meadows
- Douglas A. Urquhart
- David C. Acree
- Shannon W. Cook

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Managing Members
of Transact Capital Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Transact Capital Securities, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Meadows Urquhart Acree + Cook, LLP

Henrico, Virginia
February 27, 2024

1802 Bayberry Court * Suite 102 * Henrico, Virginia 23226 * 804.249.5786 (o) * 804.249.5781 (f)